UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 8, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MicroIslet, Inc.
File No. 1-32202 - CF#21277

       MicroIslet, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-QSB filed on November 19, 2007.

       Based on representations by MicroIslet, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

       Exhibit 10.5   **through November 13, 2017**

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Christian Windsor
       Special Counsel